Filed by Salient Midstream & MLP Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies:

Salient Midstream & MLP Fund

Commission File No. 811-22626

Salient MLP & Energy Infrastructure Fund

Commission File No. 811-22530

Proposed Salient MLP Closed-End Fund Reorganization

Questions and Answers (“Q&A”) and Overview

While this Q&A and Overview has been provided for your convenience, it is recommended that you read the complete joint proxy statement/prospectus when it becomes available.

Q:	What is the Proposed Reorganization?

A:	The Boards of Trustees for Salient MLP & Energy Infrastructure Fund (NYSE: SMF) and Salient Midstream & MLP Fund (NYSE: SMM) (together, the “Funds” and each a “Fund”) have approved a proposed reorganization (the “Reorganization”), subject to shareholder approval, under which shareholders of SMF will receive SMM common shares and SMM would acquire substantially all of the assets and liabilities of SMF. Such transaction would occur on the basis of relative net asset value (“NAV”) of the Funds. In this Q&A and Overview, the “Combined Fund” refers to SMM following the Reorganization.

Q:	Why did the Board of Trustees and Salient Capital Advisors, LLC recommend the Reorganization and what are the proposed benefits?

A:	The Board of Trustees of each Fund and Salient Capital Advisors, LLC (the “Adviser”) have recommended the Reorganization given the Funds’ similar investment objectives and investment strategies. Each Fund has an investment objective to provide a high level of total return with an emphasis on making quarterly cash distributions to its shareholders. Each Fund is a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and each qualifies as a regulated investment company (“RIC”) for tax purposes. Further, the Funds have similar portfolios and operations. The table below shows the portfolio mix of each Fund and on a pro forma basis:

	SMM	SMF	Pro Forma

MLPs	24.8%	24.7%	24.6%

MLPs held through C-Corp Subsidiary	22.5%	23.1%	22.8%

Midstream Companies	20.8%	16.9%	18.8%

MLP Affiliates	18.9%	21.2%	19.8%

Marine Midstream Companies	9.1%	9.5%	9.5%

Other	3.9%	4.6%	4.5%

Information above is as of March 31, 2014.

Q:	What are the anticipated benefits of the Reorganization?

A:	The Board of Trustees of each Fund as well as the Adviser believes that the Reorganization will be beneficial for the Funds and in the best interest of their respective shareholders for the following reasons, among others:

•	Portfolio Management Efficiencies. The Reorganization would permit the shareholders of SMF to pursue very similar investment goals in SMM within a larger fund.

•	Economies of Scale in Other Expenses. The Combined Fund is expected to offer economies of scale that may lead to lower per common share expenses. It is anticipated that the Combined Fund would have a lower operating expense level, as many fixed expenses are duplicative between the Funds.

•	Enhanced Common Shares Liquidity. The larger market capitalization of the Combined Fund may provide an opportunity for enhanced market liquidity over the long-term. Increased float and greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis. The table below illustrates the market capitalization of each Fund and on a pro-forma basis.

•	Market Capitalization ($ in millions)

SMM	SMF	Pro Forma

$231M	$214M	$445M

*Information as of March 31, 2014 and assumes the merger occurred on March 31, 2014.

Q:	Who will vote on the Reorganization and how will the Reorganization affect shareholders?

A:	Common shareholders of SMM will vote to approve issuance of additional shares of SMM and common shareholders of SMF will vote to approve the Reorganization. SMM shareholders will remain shareholders of SMM. SMF shareholders will become shareholders of SMM. The assets and liabilities of SMF will be combined with the assets and liabilities of SMM and SMF will cease its separate existence under Delaware law.

Q:	How many shares of SMM will shareholders own following the Reorganization?

A:	SMM shareholders: You will remain a shareholder of SMM and your currently issued and outstanding shares of SMM will remain outstanding.

SMF shareholders: You will receive SMM common shares having an aggregate NAV equal to the aggregate NAV of your outstanding SMF common shares. No fractional SMM common shares will be issued in the merger; instead it is anticipated that SMF shareholders will receive cash in an amount equal to the value of the fractional SMM common shares they would otherwise have received.

Q:	Is the Reorganization expected to be a taxable event for Fund shareholders?

A:	No. The Reorganization is intended to qualify as tax-free for federal income tax purposes. This means the shareholders will recognize no gain or loss for federal income tax purposes as a result of the Reorganization.

Q:	What is the timetable for the Reorganization?

A:	If shareholder voting and other conditions to closing are satisfied, the Reorganization is expected to take effect during the fourth calendar quarter of 2014.

Q:	What actions do I need to take at this time?

A:	You do not need to do anything at this time. It is expected that a joint proxy statement/prospectus on Form N-14 will be filed with the Securities and Exchange Commission (“SEC”) with respect to the Reorganization.

Q:	Will the August 2, 2013 Internal Revenue Service (“IRS”) issued proposed regulations relating to the aggregation of investment holdings within the Subsidiary C Corporation have any impact with the proposed merger?

A:	The IRS proposed regulations have no immediate impact on the merger. The IRS received significant comments on the proposal and has not taken further action on the proposal. If the proposed regulations are adopted and finalized in their current form, the Funds expect to reduce their overall investments in MLPs, whether held in the Funds directly or held by the Subsidiary C Corporations, to no more than 25% of the Funds’ consolidated total assets. The Funds would otherwise continue to pursue their current investment objectives and strategies.

Q:	Who do I contact for further information?

A:	You may contact Chris Moon at JCPR, cmoon@jcprinc.com, 973-850-7304 or Salient Capital Advisors, LLC Investor Relations at mlpinfo@salientpartners.com 800-809-0525.

No assurance can be given that the anticipated positive impact of the Reorganization will be achieved. When filed with the SEC, the joint proxy statement/prospectus and other documents filed will be available for free at the SEC’s web site, http://www.sec.gov. Shareholders can also obtain copies of the definitive joint proxy statement/prospectus, when available, for free by dialing (800) 809-0525. Shareholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety, including the risk factors therein, when available as it will contain important information about the Reorganization.

This document contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will,” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual future results to differ significantly from the Funds’ present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; leverage risk; valuation risk; interest rate risk; tax risk; the volume of sales and purchase of shares; the continuation of investment advisory, administration and other service arrangements; and other risks discussed in the Funds’ filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Funds undertake no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Funds’ investment objectives will be attained.

This document shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.